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On December 20, 1996, the Fund acquired all the net assets of Jefferson-Pilot
Investment Grade Bond Fund, Inc. pursuant to an agreement and plan of reorganization approved by the Jefferson Pilot Investment Grade Bond Fund shareholders on December 3, 1996. The Fund issued 1,801,334 shares of beneficial interest for Class A, valued at $19,273,967, in exchange for the net assets, resulting in combined Class A net assets of $202,088,473 on December 20, 1996. The net assets acquired included net unrealized appreciation of $1,288,511. The exchange qualifies as a tax-free reorganization for federal income tax purposes.